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                           December 29, 2022

       Neena A. Reddy
       General Counsel
       Blue Owl Capital Inc.
       399 Park Avenue
       38th Floor
       New York, NY 10022

                                                        Re: Blue Owl Capital
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed December 22,
2022
                                                            File No. 333-268941

       Dear Neena A. Reddy:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Robert
Arzonetti at (202) 551-8819 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Finance
       cc:                                              Philippa Bond, Esq.